Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

4th February 2002

02015406

SUPPL

02 FEB 26 AM 8:23

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

I enclose for your information a copy of a notification dated 4th February 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dlw 2/26

WIN/Dairy Farm/Ltr-Memo/02-2002/1

RNS Full Text Announcement

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Notice of Results
Released	08:30 4 Feb 2002
RNS Number	9039Q

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2001 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2001 of the above Company will be considered is Tuesday, 26th February 2002.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

4th February 2002

www.jardines.com

END